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18001252

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH D.C.

SEC FILE NUMBER
8-65749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oaklins DP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Park Avenue South, 22nd Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reed Phillips — (212) 686-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

DM RMS

OATH OR AFFIRMATION

I, Reed Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oaklins DP LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIANA PHELPS
Notary Public – State of New York
NO. 01PH6358726
Qualified in New York County
My Commission Expires May 30, 2021

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKLINS DP LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

OAKLINS DP LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
Oaklins DP LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oaklins DP LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014

February 14, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

OAKLINS DP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	163,697
Prepaid expenses		708
	$	164,405
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	31,246
Due to related party		24,046
		55,292
Members' equity		109,113
	$	164,405

See accompanying notes to financial statements.

OAKLINS DP LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Oaklins DP LLC (the "Company"), which is located in New York City, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a private placement agent for debt and equity securities for clients who are involved in the media industry. The Company (formerly known as DeSilva & Phillips Corporate Finance LLC) changed its name to Oaklins DP LLC in October 2017.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 14, 2018. Subsequent events have been evaluated through this date.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City unincorporated business tax, of which approximately $8,000 of such tax was incurred during the year ended December 31, 2017, which is included in other expenses in the statement of income.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers.

Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods and services. They also provide

guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company assessed the impact of the new ASUs and determined it to have a minimal impact.

3. Concentration of credit risk

Revenues

For the year ended December 31, 2017, three customers accounted for 81% of revenue.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $108,000 which was approximately $103,000 more than its minimum requirement of $5,000.

5. Exemption from Rule 15c3-3

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3.

6. Related party transactions

The Company is obligated under a month-to-month lease, for office space with a related party, through common ownership. Total rent expense for the year ended December 31, 2017 was $12,000.

For the year ended December 31, 2017, the Company reimbursed salary expense of $18,000 to this related party.

At December 31, 2017, there was approximately $24,000 due to a related party for rent and shared salary under the above agreement.

Members of the company are eligible to participate in the Oaklins DeSilva & Phillips 401(k) Profit Sharing Plan ("the Plan"), a defined contribution plan sponsored by Oaklins DeSilva & Phillips LLC with Oaklins DP LLC listed as a participating employer. Members may contribute to the Plan up to the limits set by the United States Internal Revenue Service and contributions are 100% vested when made. During the year ended December 31, 2017, the Company contributed $75,000 to the Plan for the benefit of eligible Members.